Filed Pursuant to Rule 433
Registration No. 333-202524
June 9, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Buffered Digital Notes
Linked to the Least Performing of the EURO STOXX 50® Index and the STOXX® Europe 600 Index

▸ Buffered Digital Notes Linked to the least performant of the EURO STOXX 50® Index and the STOXX® Europe 600 Index

▸ Maturity of approximately 4 years

▸ Digital Upside Return of at least 27% (to be determined on the Pricing Date) if the Final Level of the Least Performing Underlying is at least equal to 80% of its Initial Level

▸ Protection from the first 20% of any decreases in the level of the Least Performing Underlying, with 1.25x exposure to any loss in the Least Performing Underlying beyond -20%, with a potential loss of 100% of principal

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Digital Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $935 and $975 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for further information.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Buffered Digital Notes

Linked to the Least Performing of the EURO STOXX 50® Index and the STOXX® Europe 600 Index

Indicative Terms*

Principal Amount	$1,000 per note
Reference Asset	The EURO STOXX 50® Index ("SX5E") and the STOXX® Europe 600 Index ("SXXP") (each, an "Underlying" and together the "Underlyings")
Digital Upside Return	At least 27% (to be determined on the Pricing Date)
Buffer Level	-20%
Downside Leverage Factor	1.25x
Payment at Maturity per Note	**If the Reference Return of each Underlying is greater than or equal to the Buffer Level**, you will receive the Digital Upside Return. $1,000 + ($1,000 × Digital Upside Return) **If the Reference Return of either Underlying is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor)]. For example, if the Reference Return of the Least Performing Underlying is -21%, you will incur a 1.25% loss and receive 98.75% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose up to 100% of your investment.
Reference Return	With respect to each Underlying: <u>Final Level – Initial Level</u> Initial Level
Least Performing Underlying	The Underlying with the lowest Reference Return
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	June 27, 2016
Trade Date	June 27, 2016
Original Issue Date	June 30, 2016
Final Valuation Date†	June 25, 2020
Maturity Date†	June 30, 2020
CUSIP/ISIN	40433UPP5 / US40433UPP56

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

These Buffered Digital Notes may be suitable for investors who believe that the level of the Underlyings will increase over the term of the notes. If the Reference Return of the Least Performing Underlying is positive, but less than the Digital Upside Return, the notes will outperform the Reference Return of the Least Performing Underlying.

If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Level, you will receive the Digital Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Return of either Underlying declines by more than 20%, you will lose 1.25% of your investment for every 1% decline of the Least Performing Underlying beyond -20%. Due to the Downside Leverage Factor, you may lose 100% of your investment.

The offering period for the notes is through **June 27, 2016**

